Hermitage Offshore Services Ltd. Announces Sale of Common Shares under Equity Line of Credit

Hamilton, Bermuda, October 28, 2019.
Hermitage Offshore Services Ltd. (the “Company”) announced today that it has sold an aggregate of 2,356,108 additional common shares under its previously announced equity line of credit for $1.06107 per share and aggregate net proceeds of $2.5 million. The net proceeds of this issuance are expected to be used for upcoming special surveys and/or engine overhauls on four of the Company’s PSVs, in addition to working capital purposes. These special surveys and engine overhauls are scheduled to occur in November and December 2019 and the aggregate costs are expected to be approximately $2.0 million (for all four vessels). The four vessels are expected to be offhire for an aggregate of approximately 60 days during the fourth quarter of 2019.
The Company has 22,518,206 common shares outstanding after giving effect to this transaction.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com